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                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                                 Fair Disclosure
                                                                  April 26, 2004


                         OTHER MAJOR MANAGEMENT MATTERS

1. SUBJECT:
> Notice on the performance of the Corrective Order to dispose of the foreign stake in Hanaro Telecom, Inc. ("Hanaro" or the "Company") exceeding the 49% foreign ownership limit.

2. DATE OF PERFORMANCE:
>    April 26, 2004

3. PROCESS:
> As certain foreign investors sold their shares in Hanaro Telecom, Inc. on the market, Hanaro's foreign shareholding ratio has fallen below the 49% limit.

4. OUTCOME:
>    Foreign ownership ratio - 48.93% (as of April 21, 2004)
> Hanaro sent a written notification to the Ministry of Information and Communication on the performance of the Corrective Order as of April 26, 2004.

5. DATES OF OTHER RELATED DISCLOSURES:
>    April 9, 2004 and April 21, 2004